

Mail Stop 4546

September 25, 2016

Warren Lau
Chief Executive and Chief Financial Officer
Nexus BioPharma, Inc.
8 Hillside Ave, Suite 108
Montclair, NJ 07042

> **Re: Nexus BioPharma, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed September 2, 2016**
> **File No. 000-53207**

Dear Mr. Lau:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2016 letter.

Item 1.01 Entry into a Material Definitive Agreement
NBP Business, page 2
Licensed Intellectual Property, page 20

1.   We note your response to prior comment 10 and that minimum royalty amounts are payable during the development period before royalties on actual product sales are paid. As the annual minimum royalty payments appear to be a material provision of your agreement, please disclose them here.

Security Ownership of Certain Beneficial Owners and Management, page 37

2.   We note your response to prior comment 13. Please provide an analysis as to why you have not reflected the information required by Item 403 of Regulation S-K with respect to

the convertible notes and all of the securities underlying these notes, or revise as appropriate. Refer to Exchange Act Rule 13d-3(d)(1).

Executive Compensation
Summary Compensation Table, page 39

3.   We note your response to prior comment 14. Your Chief Executive Officer's salary for fiscal 2016 and fiscal 2015 is reflected in the Summary Compensation Table as $145,000 and $125,000, respectively, while your narrative disclosure indicates that the contractual amounts paid or to be paid over the two years are $175,000 and $145,000. Please reconcile this discrepancy.

Recent Sales of Unregistered Securities, page 41

4.   We note your response to prior comment 18. Please amend your disclosure further to briefly but specifically explain the basis for your belief that the equity sales being described were transactions that did not involve a public offering.

Exhibit 99.2
Pro Forma Financial Statements

5.   We acknowledge your response to comment 22 that the convertible notes have not yet been issued. In Note 7 Subsequent Events to the financial statements as of and for the quarterly period ended May 31, 2016 of Nexus BioPharma, Inc. (the accounting acquirer), the disclosure indicates that:

> the Merger Agreement also provides that the Company's stockholders shall receive convertible promissory notes corresponding to their proportional ownership interest of NBP common stock which shall be convertible into newly created shares of preferred stock of Nexus. The Nexus preferred shares shall be convertible into 36,000,000 shares of Nexus common stock. The convertible notes will be issued once Nexus has the preferred shares in place.

Although the convertible promissory notes have not been issued, it appears that they are part of the merger transaction. As such, provide disclosure of the nature and amount of consideration that you will receive for the promissory notes and the terms of the notes (due date, interest rate, conversion etc.) as well as the reason that the notes are not reflected in the pro forma financial information.

Exhibits, page 45

6.   We note you have submitted with this amendment a confidential treatment request for portions of the agreement filed as Exhibit 10.4. Please be advised that we will provide any comments on the request separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada at (202) 551-3659 or Jim B. Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Marcelle S. Balcombe, Esq.